TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS



BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

RECEIVED

2006 MAR 14 P 12:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

9 March 2006



06011642

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 7 February 2006 to 9 March 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

PROCESSED

MAR 14 2006

THOMSON
FINANCIAL

Enc.

3/14

Tate & Lyle PLC invests in a Sugar plant in Israel

8 March 2006

Tate & Lyle, the global renewable ingredients company, today announced the formation of a joint-venture with an Israeli partner to build and operate a sugar plant in Israel.

The joint-venture company will supply high quality sugars to a range of users in the Israeli market. This will partially replace traditional sugar imports from the European Union, which will be restricted following European sugar regime reform and the WTO ruling on exports.

Tate & Lyle will acquire 65% equity in the new Company, the net assets of which will be £8.1m ($14.3m).

"This investment is another example of how we are reacting positively to changes to the European sugar régime." said Stanley Musesengwa, Chief Operating Officer, Tate & Lyle PLC. "It will enable us to continue serving our customers effectively by replacing our existing European Union exports to Israel.

"Tate & Lyle has been exporting white sugar from its London-based refinery to Israel for over twenty-years and has built a reputation for high sugar quality, prompt deliveries and good customer service."

The plant will be designed by Tate & Lyle's specialist engineering division, Tate & Lyle Process Technology. **ENDS**

For more information contact Tate & Lyle PLC:
Mark Robinson (Investor Relations) Tel: +44(0)20 7626 6525
Ferne Hudson (Press) Tel: +44(0)20 7626 6525

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

Tate & Lyle PLC – 7 March 2006

Director/PDMR Shareholding

Tate & Lyle PLC (the 'Company') was informed on 7 March 2006 that Mr Simon Gifford, an Executive Director of the Company, had exercised an option under the Tate & Lyle 2001 Sharesave Scheme over 9,271 ordinary shares of the Company ('ordinary shares') at 182 pence per share on 1 March 2006. Mr Gifford now has an interest in 26,076 shares in the Company.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Tate & Lyle PLC – 3 March 2006

Director/PDMR Shareholding

Tate & Lyle PLC ("the Company") was informed on 2 March 2006 that on 2 March 2006 the following share transactions were completed by Mr Robert Gibber, the Company Secretary and General Counsel and a Person Discharging Managerial Responsibility in the Company.

i) Mr Gibber exercised options over ordinary shares in the Company under the Tate & Lyle 1992 Executive Share Option Scheme as follows:

- options over 4,750 ordinary shares at 483 pence per share; and
- options over 5,000 ordinary shares at 470.5 pence per share.

ii) Mr Gibber exercised options over ordinary shares in the Company under the Tate & Lyle 2000 Executive Share Option Scheme as follows:

- options over 59,440 ordinary shares at 374.5 pence per share.

He subsequently sold 56,000 ordinary shares at 601.95 pence per share to pay the acquisition costs, tax and National Insurance, and retained 13,190 ordinary shares. Following this transaction, Mr Gibber now has an interest in 34,692 shares in the Company.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

21 February 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 20 February 2006 that as at 16 February 2006 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 54,649,438 ordinary shares in Tate & Lyle PLC, being 11.20 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 52,356,899 ordinary shares in Tate & Lyle PLC as at 14 February 2006 in which they had a notifiable interest which was then 10.73 per cent. of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Woolwich Unit Trust Managers Ltd.	2,174,176	.4455
Gerrard Ltd.	263,600	.0540
Gerrard Ltd.	251,445	.0515
Barclays Global Investors Ltd.	15,542,180	3.1846
Barclays Global Investors, N.A.	11,980,090	2.4547
Barclays Private Bank and Trust Ltd.	1,602	.0003
Barclays Bank Trust Company Ltd.	2,026	.0004
Barclays Life Assurance Co Ltd.	1,634,691	.3350
Barclays Global Fund Advisors	1,397,636	.2864
Barclays Bank PLC	283,327	.0581
Barclays Bank Trust Company Ltd.	23,880	.0049
Barclays Global Investors Japan Ltd.	246,709	.0506
Barclays Global Investors Ltd.	18,525,604	3.7959
Barclays Global Investors Japan Trust & Banking	581,409	.1191
Barclays Global Investors Canada Ltd.	31,679	.0065
Barclays Capital Securities Ltd.	381,096	.0781
Barclays Bank PLC	671,847	.1377
Barclays Private Bank Ltd.	20,000	.0041
Barclays Global Investors Australia Ltd.	636,441	.1304
Group Holding	**54,649,438**	**11.1989**

Registered Holder	Holding
BANK OF IRELAND	224,009
BANK OF IRELAND	341,895
BANK OF IRELAND	142,344

BANK OF IRELAND	181,377
BANK OF IRELAND	254,767
Bank of Ireland Nominees Ltd.	671,847
Bank of Ireland Nominees Ltd.	283,327
BANK OF NEW YORK	34,409
BANK OF NEW YORK	23,024
BANK OF NEW YORK	100,710
BANK OF NEW YORK	194,394
BANK OF NEW YORK	981,497
BANK OF NEW YORK	118,595
BANK OF NEW YORK	626,647
BANK OF NEW YORK	1,264,337
BANK OF NEW YORK	125,832
BARCLAYS CAPITAL NOMINEES LTD.	-5,310
BARCLAYS CAPITAL NOMINEES LTD.	348,757
BARCLAYS CAPITAL NOMINEES LTD.	418,743
BARCLAYS CAPITAL NOMINEES LTD.	-381,094
Barclays Global Investors Canada	31,679
Barclays Noms Monument R97	2,026
Barclays Trust Co & Others	418
Barclays Trust Co E99	11,001
Barclays Trust Co R69	12,461
BNP PARIBAS	125,643
BNY (OCS) NOMINEES LTD.	81,790
BNY (OCS) NOMINEES LTD.	290,064
CHASE NOMINEES LTD	256,776
CHASE NOMINEES LTD	23,271
CHASE NOMINEES LTD	70,457
CHASE NOMINEES LTD	61,765
CHASE NOMINEES LTD	28,756
CHASE NOMINEES LTD	417,340
CHASE NOMINEES LTD	724,271
CHASE NOMINEES LTD	10,398,334
CHASE NOMINEES LTD	173,238
CHASE NOMINEES LTD	30,068
CHASE NOMINEES LTD	57,944
CHASE NOMINEES LTD	81,475
CHASE NOMINEES LTD	94,173
CHASE NOMINEES LTD	170,807
CHASE NOMINEES LTD	393,385
CHASE NOMINEES LTD	14,313
CHASE NOMINEES LTD	65,732
CIBC MELLON GLOBAL SECURITIES	85,342
CITIBANK	83,317
CITIBANK	122,134
CITIBANK	34,862

CITIBANK	25,667
CREDIT SUISSE ASSET MANAGEMENT	39,723
DEUTSCHE BANK LONDON	9,988
DEUTSCHE BANK LONDON	330,638
Gerrard Nominees Ltd.	2,500
Greig Middleton Nominees Ltd. (GM1)	11,760
Greig Middleton Nominees Ltd. (GM1)	14,720
HSBC	312,362
HSBC	18,309
INVESTORS BANK AND TRUST CO.	13,646
INVESTORS BANK AND TRUST CO.	1,168,608
INVESTORS BANK AND TRUST CO.	109,650
INVESTORS BANK AND TRUST CO.	105,732
INVESTORS BANK AND TRUST CO.	49,389
INVESTORS BANK AND TRUST CO.	4,303
INVESTORS BANK AND TRUST CO.	1,764,527
INVESTORS BANK AND TRUST CO.	4,322,725
INVESTORS BANK AND TRUST CO.	142,430
INVESTORS BANK AND TRUST CO.	2,512,538
INVESTORS BANK AND TRUST CO.	4,125
INVESTORS BANK AND TRUST CO.	520,281
INVESTORS BANK AND TRUST CO.	234,285
INVESTORS BANK AND TRUST CO.	12,564
INVESTORS BANK AND TRUST CO.	15,636
INVESTORS BANK AND TRUST CO.	210,197
INVESTORS BANK AND TRUST CO.	4,825
INVESTORS BANK AND TRUST CO.	88,917
JP MORGAN (BGI CUSTODY)	15,309
JP MORGAN (BGI CUSTODY)	1,595
JP MORGAN (BGI CUSTODY)	6,598
JP MORGAN (BGI CUSTODY)	138,625
JP MORGAN (BGI CUSTODY)	28,949
JP MORGAN (BGI CUSTODY)	267,229
JP MORGAN (BGI CUSTODY)	406,217
JP MORGAN (BGI CUSTODY)	60,127
JP MORGAN (BGI CUSTODY)	166,113
JP MORGAN (BGI CUSTODY)	243,239
JP MORGAN (BGI CUSTODY)	4,841,009
JP MORGAN (BGI CUSTODY)	43,430
JP MORGAN (BGI CUSTODY)	20,083
JP MORGAN (BGI CUSTODY)	56,201
JP MORGAN (BGI CUSTODY)	13,899
JP MORGAN (BGI CUSTODY)	22,790
JP MORGAN (BGI CUSTODY)	6,729
JP MORGAN (BGI CUSTODY)	22,312
JP MORGAN (BGI CUSTODY)	9,242

JP MORGAN (BGI CUSTODY)	1,465,031
JP MORGAN (BGI CUSTODY)	275,397
JP MORGAN CHASE BANK	589,526
JP MORGAN CHASE BANK	15,329
JP MORGAN CHASE BANK	46,915
JP Morgan Chase Bank	1,595
JP Morgan Chase Bank	23,336
JP Morgan Chase Bank	29,388
JP Morgan Chase Bank	264,717
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	31,194
JP Morgan Chase Bank	15,309
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	5,089
JP Morgan Chase Bank	52,378
JP Morgan Chase Bank	13,534
JP Morgan Chase Bank	6,598
JP Morgan Chase Bank	25,913
JP Morgan Chase Bank	65,367
JP Morgan Chase Bank	72,117
JP Morgan Chase Bank	69,108
JP Morgan Chase Bank	23,782
JP Morgan Chase Bank	59,933
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	13,324
KAS ASSOCIATES	44,023
Master Trust Bank	15,516
MELLON	38,587
MELLON BANK	513,708
MELLON BANK	147,028
Mellon Trust – US CUSTODIAN /	207,265
Mellon Trust – US CUSTODIAN /	37,483
MELLON TRUST OF NEW ENGLAND	219,635
MIDLAND BANK (HSBC BANK PLC)	479,563
Mitsubishi Trust International	8,071
Mitsui Asset	6,384
NON-IMA	568,029
NON-IMA	4,471,845
NON-IMA	349,137
NON-IMA	374,233
NON-IMA	354,979
NON-IMA	1,504,076
NON-IMA	77,535
NORDEA BANK	2,894
NORTHERN TRUST	342,594
NORTHERN TRUST	12,509

NORTHERN TRUST	29,459
NORTHERN TRUST	43,771
NORTHERN TRUST	64,768
NORTHERN TRUST	29,907
NORTHERN TRUST	642,435
NORTHERN TRUST BANK – BGI SEPA	301,526
NORTHERN TRUST BANK – BGI SEPA	277,791
NORTHERN TRUST BANK – BGI SEPA	71,543
R C Greig Nominees Ltd.	162,635
R C Greig Nominees Ltd.	186,611
R C Greig Nominees Ltd. a/c AK1	34,989
R C Greig Nominees Ltd. a/c AK1	44,428
R C Greig Nominees Ltd. a/c BL1	7,885
R C Greig Nominees Ltd. a/c BL1	800
R C Greig Nominees Ltd. a/c CM1	2,486
R C Greig Nominees Ltd. GP1	17,485
R C Greig Nominees Ltd. GP1	12,646
R C Greig Nominees Ltd. SA1	7,355
R C Greig Nominees Ltd. SA1	8,745
Reflex Nominees Ltd.	1,602
STATE STREET	51,513
STATE STREET	229,742
STATE STREET	148,399
STATE STREET	63,294
STATE STREET	20,318
STATE STREET BANK & TRUST – WI	205,505
STATE STREET BOSTON	271,891
STATE STREET TRUST OF CANADA	97,330
Sumitomo TB	4,738
The Northern Trust Company – U	139,324
Trust & Custody Services Bank	4,385
UBS	18,409
ZEBAN NOMINEES LIMITED	20,000
Group Holding	**54,649,438**

20 February 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 17 February 2006 that as at 14 February 2006 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 52,356,899 ordinary shares in Tate & Lyle PLC, being 10.73 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 30,310,405 ordinary shares in Tate & Lyle PLC as at 8 September 2005 in which they had a notifiable interest which was then 6.23 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd.	17,473,433	3.5826
Barclays Capital Securities Ltd.	27,337	.0056
Barclays Global Investors Ltd.	15,012,987	3.0781
Barclays Global Investors, N.A.	11,684,420	2.3956
Gerrard Ltd.	251,445	.0516
Barclays Global Investors Australia Ltd.	436,740	.0895
Barclays Private Bank and Trust Ltd.	1,602	.0003
Woolwich Unit Trust Managers Ltd.	2,174,176	.4458
Gerrard Ltd.	250,600	.0514
Barclays Global Investors Canada Ltd.	31,679	.0065
Barclays Bank Trust Company Ltd.	23,880	.0049
Barclays Global Investors Japan Trust & Banking	581,409	.1192
Barclays Bank Trust Company Ltd.	2,026	.0004
Barclays Global Investors Japan Ltd.	246,709	.0506
Barclays Bank PLC	283,327	.0581
Barclays Bank PLC	822,802	.1687
Barclays Life Assurance Co Ltd.	1,634,691	.3352
Barclays Global Fund Advisors	1,397,636	.2866
Barclays Private Bank Ltd	20,000	.0041
Group Holding	**52,356,899**	**10.7348**

Registered Holder	Holding
BANK OF IRELAND	228,149
BANK OF IRELAND	341,895
BANK OF IRELAND	142,344

BANK OF IRELAND	181,377
BANK OF IRELAND	254,767
Bank of Ireland Nominees Ltd.	283,327
Bank of Ireland Nominees Ltd.	822,802
BANK OF NEW YORK	34,409
BANK OF NEW YORK	23,024
BANK OF NEW YORK	194,394
BANK OF NEW YORK	981,497
BANK OF NEW YORK	118,595
BANK OF NEW YORK	385,469
BANK OF NEW YORK	1,165,237
BANK OF NEW YORK	125,832
BARCLAYS CAPITAL NOMINEES LTD.	-40,864
BARCLAYS CAPITAL NOMINEES LTD.	357,290
BARCLAYS CAPITAL NOMINEES LTD.	-435,395
BARCLAYS CAPITAL NOMINEES LTD.	146,306
Barclays Global Investors Canada	31,679
Barclays Noms Monument R97	2,026
Barclays Trust Co & Others	418
Barclays Trust Co E99	11,001
Barclays Trust Co R69	12,461
BNP PARIBAS	125,643
BNY (OCS) NOMINEES LTD.	81,790
BNY (OCS) NOMINEES LTD.	284,308
CHASE NOMINEES LTD	256,776
CHASE NOMINEES LTD	56,553
CHASE NOMINEES LTD	70,457
CHASE NOMINEES LTD	61,765
CHASE NOMINEES LTD	28,756
CHASE NOMINEES LTD	417,340
CHASE NOMINEES LTD	724,271
CHASE NOMINEES LTD	9,745,304
CHASE NOMINEES LTD	173,238
CHASE NOMINEES LTD	30,068
CHASE NOMINEES LTD	57,944
CHASE NOMINEES LTD	81,475
CHASE NOMINEES LTD	94,173
CHASE NOMINEES LTD	170,807
CHASE NOMINEES LTD	153,385
CHASE NOMINEES LTD	393,385
CHASE NOMINEES LTD	14,313
CHASE NOMINEES LTD	65,732
CIBC MELLON GLOBAL SECURITIES	82,863
CITIBANK	83,317
CITIBANK	122,134
CITIBANK	34,862

CITIBANK	25,667
CREDIT SUISSE ASSET MANAGEMENT	39,723
DEUTSCHE BANK LONDON	9,988
DEUTSCHE BANK LONDON	330,638
Gerrard Nominees Ltd.	2,500
Greig Middleton Nominees Ltd. (GM1)	11,760
Greig Middleton Nominees Ltd. (GM1)	14,720
HSBC	185,085
HSBC	18,309
INVESTORS BANK AND TRUST CO.	88,917
INVESTORS BANK AND TRUST CO.	3,270
INVESTORS BANK AND TRUST CO.	109,650
INVESTORS BANK AND TRUST CO.	1,168,608
INVESTORS BANK AND TRUST CO.	12,564
INVESTORS BANK AND TRUST CO.	105,732
INVESTORS BANK AND TRUST CO.	13,646
INVESTORS BANK AND TRUST CO.	4,208,585
INVESTORS BANK AND TRUST CO.	139,095
INVESTORS BANK AND TRUST CO.	15,636
INVESTORS BANK AND TRUST CO.	1,724,971
INVESTORS BANK AND TRUST CO.	2,505,139
INVESTORS BANK AND TRUST CO.	523,848
INVESTORS BANK AND TRUST CO.	49,389
INVESTORS BANK AND TRUST CO.	234,285
INVESTORS BANK AND TRUST CO.	4,125
INVESTORS BANK AND TRUST CO.	210,197
INVESTORS BANK AND TRUST CO.	4,825
JP MORGAN (BGI CUSTODY)	15,309
JP MORGAN (BGI CUSTODY)	1,595
JP MORGAN (BGI CUSTODY)	6,598
JP MORGAN (BGI CUSTODY)	138,625
JP MORGAN (BGI CUSTODY)	28,949
JP MORGAN (BGI CUSTODY)	267,229
JP MORGAN (BGI CUSTODY)	406,217
JP MORGAN (BGI CUSTODY)	60,127
JP MORGAN (BGI CUSTODY)	166,113
JP MORGAN (BGI CUSTODY)	243,239
JP MORGAN (BGI CUSTODY)	4,931,584
JP MORGAN (BGI CUSTODY)	43,430
JP MORGAN (BGI CUSTODY)	20,083
JP MORGAN (BGI CUSTODY)	56,201
JP MORGAN (BGI CUSTODY)	13,899
JP MORGAN (BGI CUSTODY)	22,790
JP MORGAN (BGI CUSTODY)	6,729
JP MORGAN (BGI CUSTODY)	22,312
JP MORGAN (BGI CUSTODY)	1,465,031

JP MORGAN (BGI CUSTODY)	167,395
JP MORGAN CHASE BANK	15,329
JP MORGAN CHASE BANK	389,825
JP MORGAN CHASE BANK	46,915
JP Morgan Chase Bank	13,534
JP Morgan Chase Bank	22,336
JP Morgan Chase Bank	31,194
JP Morgan Chase Bank	15,309
JP Morgan Chase Bank	264,717
JP Morgan Chase Bank	23,782
JP Morgan Chase Bank	65,367
JP Morgan Chase Bank	52,378
JP Morgan Chase Bank	29,388
JP Morgan Chase Bank	1,595
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	13,324
JP Morgan Chase Bank	69,108
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	25,913
JP Morgan Chase Bank	6,598
JP Morgan Chase Bank	59,933
JP Morgan Chase Bank	5,089
JP Morgan Chase Bank	72,117
KAS ASSOCIATES	44,023
Master Trust Bank	15,516
MELLON	38,587
MELLON BANK	387,425
MELLON BANK	147,028
Mellon Trust – US CUSTODIAN /	202,753
Mellon Trust – US CUSTODIAN /	37,483
MELLON TRUST OF NEW ENGLAND	214,171
MIDLAND BANK (HSBC BANK PLC)	479,563
Mitsubishi Trust International	8,071
Mitsui Asset	6,384
NON-IMA	1,504,076
NON-IMA	354,979
NON-IMA	77,535
NON-IMA	568,029
NON-IMA	4,471,845
NON-IMA	349,137
NON-IMA	374,233
NORDEA BANK	2,894
NORTHERN TRUST	319,725
NORTHERN TRUST	12,509
NORTHERN TRUST	29,459

NORTHERN TRUST	43,771
NORTHERN TRUST	62,384
NORTHERN TRUST	29,907
NORTHERN TRUST	428,925
NORTHERN TRUST BANK – BGI SEPA	293,423
NORTHERN TRUST BANK – BGI SEPA	70,522
NORTHERN TRUST BANK – BGI SEPA	270,369
R C Greig Nominees Ltd.	173,611
R C Greig Nominees Ltd.	162,635
R C Greig Nominees Ltd. a/c AK1	34,989
R C Greig Nominees Ltd. a/c AK1	44,428
R C Greig Nominees Ltd. a/c BL1	7,885
R C Greig Nominees Ltd. a/c BL1	800
R C Greig Nominees Ltd. a/c CM1	2,486
R C Greig Nominees Ltd. GP1	17,485
R C Greig Nominees Ltd. GP1	12,646
R C Greig Nominees Ltd. SA1	8,745
R C Greig Nominees Ltd. SA1	7,355
Reflex Nominees Ltd.	1,602
STATE STREET	51,513
STATE STREET	229,742
STATE STREET	148,399
STATE STREET	63,294
STATE STREET	20,318
STATE STREET BANK & TRUST – WI	109,540
STATE STREET BOSTON	271,891
STATE STREET TRUST OF CANADA	94,818
Sumitomo TB	4,738
The Northern Trust Company – U	136,360
Trust & Custody Services Bank	4,385
UBS	18,409
ZEBAN NOMINEES LIMITED	20,000
Group Holding	**52,356,899**

Tate & Lyle PLC – Sucralose update
14 February 2006

Tate & Lyle has become aware of the re-appearance of a low-calorie tabletop sweetener product branded as 'Altern' in a small number of Wal*Mart stores in the US. Altern is described as containing sucralose. Tate & Lyle has analysed samples of this product and believes it to contain an active ingredient of Chinese origin. Work is being carried out to determine if this ingredient meets the stringent US Food and Drug Administration specifications and / or infringes on Tate & Lyle's intellectual property. This ingredient cannot be branded as SPLENDA® Brand Sweetener; SPLENDA® is the leading US low-calorie tabletop sweetener brand.

The quantity of sucralose required for a single table-top product such as Altern is extremely small and the supply of sucralose to the table-top sector is a minor part of Tate & Lyle's SPLENDA® Sucralose ingredients business. Tate & Lyle does not expect the launch of this product, even were it to be on a national scale, to have any material effect on the results of its sucralose division and is making this statement in recognition of the high level of investor interest in sucralose.
END

For more information contact Tate & Lyle PLC:
Mark Robinson (Investor Relations) Tel: +44(0)20 7626 6525
Ferne Hudson (Press) Tel: +44(0)20 7626 6525

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

13 February 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 10 February 2006 that as at 9 February 2006 AXA S.A. together with its Group Companies has a notifiable interest in 81,586,120 ordinary shares of 25 pence each in the Company, being 16.72 per cent. of the Company's ordinary share capital (of which 32,565 shares represent a beneficial interest and 81,553,555 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 83,356,003 ordinary shares in the Company as at 3 February 2006 in which they had a notifiable interest which was then 17.08 per cent. of the ordinary share capital.

8 February 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 8 February 2006 that as at 3 February 2006 AXA S.A. together with its Group Companies has a notifiable interest in 83,356,003 ordinary shares of 25 pence each in the Company, being 17.08 per cent. of the Company's ordinary share capital (of which 23,665 shares represent a beneficial interest and 83,332,338 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 81,399,826 ordinary shares in the Company as at 8 December 2005 in which they had a notifiable interest which was then 16.71 per cent. of the ordinary share capital.